

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2021

Pamela Yanchik Connealy
Chief Financial Officer
Immunovant, Inc.
320 West 37th Street
New York, NY 10018

      Re: Immunovant, Inc.
          Form 10-K for Fiscal Year Ended March 31, 2020
          Filed June 29, 2020
          File No. 001-38906

Dear Ms. Connealy:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences